Komatsu Ltd. Export Control Department 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Phone: 81-3-5561-2732 Fax: 81-3-3583-9882

March 20, 2014

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7010, USA

RE:	Komatsu Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed June 28, 2013
File No. 1-7239

Dear Ms. Blye,

Thank you for your February 18, 2014 letter and your acceptance of our request for an extension of time in which to submit our response.

While your letter was addressed to Mr. Fujitsuka, Chief Financial Officer, I am writing to you as the General Manager of Export Control Department, as the main issue of your letter is in relation to export control.

Our response is as follows:

Answer to Q1:

Komatsu and its subsidiaries conduct no manufacturing in Syria or Sudan, nor do we have distributor relationships with any company in these countries. Komatsu’s subsidiary supplies spare parts to Sudan within notably limited scope.

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

March 20, 2014

While we are not aware of the “2013 news articles” referred to in your letter, “Sudan distributor Ararat” was a Komatsu distributor in the past but the relationship ended many years ago. Ararat is not currently a Komatsu distributor nor has Komatsu any relationship with them. In Sudan, Komatsu’s European subsidiary supplies spare parts to private sector companies in limited scope through a local agent on an incidental basis (annual sales revenues have not exceeded 500 thousand Euros in any fiscal year 2011 through 2013 (in the case of fiscal year 2013, the most recent sales information that is available is through January 31, 2014)).

Komatsu has no relationship with “distributor Rui Hai Electronic Enterprise.”

Komatsu and its subsidiaries have had no contacts with Syria since we sent letters to you in 2011.

Answer to Q2:

As stated in the preceding paragraphs, Komatsu has no contacts with Syria and has notably limited contacts with Sudan, which Komatsu does not believe to be material, nor present a material investment risk to Komatsu’s security holders. Similarly, Komatsu does not believe that its remaining contacts with Sudan, which are conducted in compliance with applicable laws, present a material risk to the company’s reputation or the value of its securities.

Answer to Q3

Since our letter dated May 17, 2011, Komatsu has not sold any products which have military applications to Syria or Sudan.

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

March 20, 2014

Komatsu takes corporate social responsibility very seriously. Komatsu’s Board of Directors and Management accord highest priority to Komatsu’s compliance with all applicable laws. This policy has not changed since our communication in 2011.

Komatsu acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the 20-F; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 20-F; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds to the issues raised in your letter. If you have further comments or questions, please contact Ms. Susan Morita of Arnold & Porter LLP at 202-942-5252, to avoid misplacement of your contact.

Very truly yours,

/s/ Yasuhiro Inagaki
Yasuhiro Inagaki
General Manager
Export Control Department